Exhibit 99.1

Sprott Inc. Announces Results of its Annual Meeting of Shareholders

Toronto, May 7, 2021 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today the results of its Annual Meeting of shareholders held on May 7, 2021 (the “Meeting”). Sprott is pleased to announce that all resolutions put forward in the Management Information Circular dated March 22, 2021 (the “Circular”) to its shareholders were approved.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Sprott’s six director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)
Ronald Dewhurst	99.041%	0.959%
Graham Birch	99.553%	0.447%
Peter Grosskopf	99.460%	0.540%
Sharon Ranson	97.598%	2.402%
Arthur Richards Rule IV	99.122%	0.878%
Rosemary Zigrossi	87.970%	12.030%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Sprott and the board of directors of Sprott were authorized to fix the auditors’ remuneration and terms of engagement.

Votes For (percent): 99.814%

Votes Withheld (percent): 0.186%

For further details on each of the above matters, please refer to the Circular available under Sprott’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

About Sprott

Sprott is a global leader in precious metal investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

FOR FURTHER INFORMATION:

Investor Contact Information:

Glen Williams

Managing Director

(416) 943-4394

gwilliams@sprott.com